United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2015

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square

1250 -133 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐     No    ☒

PHAROL, SGPS S.A.

Open Company

Registered Office: Rua Joshua Benoliel, 1, 2C, Edifício Amoreiras Square,
1250-133 Lisbon

Share Capital: Euro 26,895,375
Registration with the Commercial Registry of Lisbon and

Corporation no. 503 215 058

AMENDMENT TO THE NOTICE

It is added to the agenda of the notice of the General Meeting of PHAROL, SGPS S.A., to be held at Auditório João Bernardino Gomes, LEAP CENTER — Espaço Amoreiras — Centro Empresarial at Rua D. João V, nº 24, 1.03, in Lisbon, from 12:00 (midday), on 4 November 2015, the new following item:

2:        To resolve on the ratification of the co-option of the Directors Maria do Rosário Pinto-Correia and André Cardoso de Meneses Navarro.

In order to ensure a proper organization of the meeting, the initially sole item is now the first point, the new added point being the second point.

On the legal deadlines the proposals to be submitted and other preparatory information will be made available to the Shareholders on the website www.pharol.pt and at the Company´s registered office.

Lisbon, 12 October 2015

The Chairman of the Board of the General Meeting of Shareholders

João Vieira de Almeida

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2015

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.